RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

Total revenue			$ 2,437,034
Deductions:			
Revenues from the sale of variable annuities			1,522,413
Net income from securities in investment accounts			6,270
Other revenue not related either directly or indirectly to the securities business			(4,847)
Total deductions			1,523,836
SIPC net operating revenues			913,198
General assessment @ .0025			2,283
Payments			
Date:	Check #:	Form:	
Overpayment from 12/31/14		SIPC-7	1,669
7/28/2015	7268	SIPC-6	602
Total payments			2,271
Assessment balance due or (overpayment)			12
Interest computed on late payment at 20% per annum			-
Total balance due			$ 12

See Accountants' Agreed Upon Procedures Report